Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors
TRM Corporation:

We consent to the use of our report dated January 17, 2005, with respect to the balance sheets of the ATM Business of eFunds Corporation as of September 30, 2004 and December 31, 2003, and the related statements of operations, invested equity, comprehensive income and cash flows for the nine-month period ended September 30, 2004 and for each of the years in the two-year period ended December 31, 2003, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Phoenix, Arizona
June 27, 2005